UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2010

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated: May 12, 2010

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Mira Rosenzweig, CFO Tel: +972-4-604-8308 Mobile: +972-54-9050703 mirar@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS CCG Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@ccgisrael.com

CAMTEK ANNOUNCES FIRST QUARTER 2010 RESULTS

CONTINUED IMPROVEMENT IN REVENUES AND CASH GENERATION
90% year-over-year revenue increase

MIGDAL HAEMEK, Israel – May 12, 2010 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced its financial results for the quarter ended March 31, 2010.

Main Financial Highlights of the First Quarter
•	Revenues of $17.6 million representing a year-over-year increase of 90% and a sequential increase of 2%.
•	Non-GAAP operating loss of $0.1 million compared with $5.0 million in the first quarter of 2009. GAAP operating loss of $0.4 million.
•	Cash and cash equivalents balance increased to $16.2 million; Company generated $0.8 million in operating cash flow during the quarter.

Results for the three months ended March 31, 2010 on a non-GAAP basis, exclude the following items: (i) Expenses with respect to the acquisition of SELA and Printar; and (ii) share based compensation expenses. A re-conciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

First Quarter 2010 Financial Results
Revenues for the first quarter of 2010 increased 90% to $17.6 million, compared to $9.3 million in the first quarter of 2009. Revenues grew 2% sequentially, representing the fourth quarter of continued sequential growth.

Gross profit on a GAAP basis for the quarter was $7.0 million (40% of revenues), compared to gross profit of $3.5 million (37% of revenues) in the first quarter of 2009. On a non-GAAP basis, gross profit for the quarter of 2010 totaled $7.3 million (41% of revenues), compared with $3.5 million (37% of revenues) in the first quarter of 2009.

Non-GAAP operating loss for the first quarter of 2010 was $0.1 million compared with $5.0 million in the first quarter of 2009. On a GAAP basis, the operating loss in the first quarter of 2010 was $0.4 million and in the first quarter of 2009 was $5.0 million.

Non-GAAP net loss for the first quarter of 2010 totaled $0.3 million, or $0.01 per share, compared to a net loss of $5.5 million, or a loss of $0.19 per share, in the first quarter of 2009. On a GAAP basis, net loss in the first quarter of 2010 was $0.9 million, or a loss of $0.03 per share, and in the first quarter of 2009 was $5.5 million, or $0.19 per share.

Cash and cash equivalents as of March 31, 2010 reached $16.2 million compared to $15.8 million at the end of the prior quarter. The increase in cash during the quarter resulted from a positive operating cash flow of $0.8 million less $0.4 million for cash used in capital expenditure.

Roy Porat, Camtek’s General Manager, commented, “We are happy with our first quarter results.  Although results are normally seasonally weaker in the first quarter than those of the fourth quarter, they, in fact, improved and are in line with our strong expectations, demonstrating the solid footing underlying the recovery.”

Continued Mr. Porat, “As we move through the second quarter, we can definitely say that the markets we operate in are now all in a high utilization mode and customers are actively expanding their capacity by investing in capital equipment. Looking ahead, we are expecting to show continued improvements, not only from the recovery and expansion of our main markets, but also from the additional growth of our new products, which are targeting new and potentially larger markets for Camtek. With regard to our outlook for the second quarter, we expect revenues of between $20-$22 million and anticipate continued growth into the second half of the year.”

Conference Call
Camtek will host a conference call today, May 12, 2010, at 10:00 am ET. Roy Porat, General Manager of Camtek and Mira Rosenzweig, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:	1 888 281 1167	at 10:00 am Eastern Time
Israel:	03 918 0664	at 5:00 pm Israel Time
International:	+972 3 918 0664

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.co.il/ beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek Ltd provides automated solutions dedicated for enhancing production processes and yield, enabling our customers new technologies in two industries; Semiconductors, Printed Circuit Board (PCB) & IC Substrates.

Camtek addresses the specific needs of these industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, ion milling and digital material deposition. Camtek’s solutions range from micro-to-nano by applying its technologies to the industry-specific requirements.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Use of Non-GAAP Measures

This press release provides financial measures for net income and basic and diluted earnings per share that exclude certain items and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare it with historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors.

CAMTEK LTD. and its subsidiaries
Consolidated Balance Sheets

(In thousands)

	March 31,	December 31,
	2010	2009
	U.S. Dollars (In thousands)

Assets

Current assets
Cash and cash equivalents	16,224	15,802
Accounts receivable, net	20,527	18,712
Inventories	14,308	14,176
Due from affiliates	381	344
Other current assets	1,774	1,691
Deferred tax asset	68	68
Total current assets	53,282	50,793

Fixed assets, net	15,228	15,394

Long term inventory	4,311	4,661
Deferred tax asset	98	98
Other assets, net	460	460
Intangible assets *	4,341	4,356
Goodwill	3,653	3,653
	12,863	13,228
Total assets	81,373	79,415

Liabilities and shareholders’ equity

Current liabilities
Accounts payable – trade	5,928	4,494
Convertible loan – current portion	1,666	1,666
Other current liabilities	14,200	12,945
Total current liabilities	21,794	19,105

Long term liabilities
Liability for employee severance benefits	520	487
Other long term liabilities	8,941	8,802
	9,461	9,289
Total liabilities	31,255	28,394

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 31,334,423 in 2010 and 31,328,119 in 2009, outstanding
29,242,047 in 2010 and 29,235,743 in 2009	132	132
Additional paid-in capital	60,338	60,297
Retained earnings (accumulated losses)	(8,454)	(7,510)
	52,016	52,919
Treasury stock, at cost ( 2,092,376 in 2010 and 2009)	(1,898)	(1,898)
Total shareholders' equity	50,118	51,021
Total liabilities and shareholders' equity	81,373	79,415

*mainly related to Printar and SELA acquisitions

Camtek Ltd.
Consolidated Statements of Operations

(in thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2010	2009	2009
	U.S. dollars

Revenues	17,627	9,288	53,521
Cost of revenues	10,612	5,827	36,039

Gross profit	7,015	3,461	17,482

Research and development costs	3,086	2,587	10,319
Selling, general and administrative expenses	4,341	5,856	17,667

	7,427	8,443	27,986

Operating loss	(412)	(4,982)	(10,504)

Financial expenses, net	(432)	(377)	(952)

Loss before income taxes	(844)	(5,359)	(11,456)

Income tax	(100)	(93)	(386)

Net loss	(944)	(5,452)	(11,842)

Net loss per ordinary share:

Basic	(0.03)	(0.19)	(0.40)

Diluted	(0.03)	(0.19)	(0.40)

Weighted average number of ordinary
shares outstanding:

Basic	29,242	29,207	29,218

Diluted	29,242	29,207	29,218

Camtek Ltd.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS

(in thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2010	2009	2009
	U.S. dollars		U.S. dollars

Reported net loss attributable to Camtek Ltd. on GAAP basis	(944)	(5,452)	(11,842)

Acquisition of Sela and Printar related expenses (1)	647	-	1,264
Inventory write -downs (2)	-	-	3,213
Share-based compensation	41	40	148
Write off of other assets	-	-	102
Non-GAAP net loss	(256)	(5,412)	(7,117)

Non –GAAP net loss per share , basic and diluted	(0.01)	(0.19)	(0.24)

Gross margin on GAAP basis	40%	37%	33%
Reported gross profit on GAAP basis	7,015	3,461	17,482

Acquisition of Sela and Printar related expenses (1)	280	-	396
Inventory write off (2)	-	-	3,213
Non GAAP gross margin	41%	37%	39%
Non-GAAP gross profit	7,295	3,461	21,093

Reported Operating loss attributable to Camtek Ltd. on GAAP basis	(412)	(4,982)	(10,504)

Acquisition of Sela and Printar related expenses (1)	280	-	678
Inventory write off (2)	-	-	3,213
Share-based compensation	41	40	148
Write off of other assets	-	-	102
Non-GAAP Operating loss	(91)	(4,942)	(6,363)

(1)
During the three months ended March 31, 2010 and the twelve months ended December 31, 2009, the Company recorded acquisition expenses of $0.65 million and $1.3 million, respectively, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $0.2 million and $0.4 million, respectively . These amounts are recorded under cost of revenues line item. (2) Revaluation adjustments of $0.4 million and $0.6 million, respectively, of contingent consideration and certain future liabilities recorded at fair value. These amounts are recorded under finance expenses line item and (3) $0.05 and $0.1 million amortization of intangible assets acquired recorded under cost of revenues line item.

Twelve months ended December 31, 2009 also include Restructuring expenses of $0.2 million related to the integration of the acquired operations, mainly the abandonment of certain rented properties, recorded under general and administrative expenses line item.

(2)
During the year ended December 31, 2009 the company recorded inventory write downs in the amount of $2.6 million due to a strategic decision by the Company to discontinue certain old products and an additional amount of $0.6 million, from a write down of software purchased from a former single source supplier which has been replaced by internally developed software.